SIMPSON THACHER & BARTLETT LLP

1999 AVENUE OF THE STARS, 29TH FLOOR

LOS ANGELES, CA 90067

(310) 407-7500

FACSIMILE: (310) 407-7502

September 2, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Re: Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Oaktree Capital Group, LLC (the “Company” or “OCG”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 2, each reflecting changes against Amendment No. 1 to the Registration Statement filed on August 1, 2011.

In addition, we are providing the following responses to your comment letter, dated August 16, 2011, regarding Amendment No. 1 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not defined herein have the definitions ascribed to them in the Registration Statement.

General

1.	We note your response to comment one in our letter dated July 14, 2011. We have referred your response to the Division of Investment Management and will issue any additional comments as soon as possible.

The Company acknowledges the Staff’s comment.

Table of Contents, page i

2.	We note your response to comment eight in our letter dated July 14, 2011. Please explain to us supplementally why you have chosen to include the disclaimer in the last paragraph on page i.

The Company supplementally advises the Staff that it has included the disclaimer in the last paragraph on page i of Amendment No. 2 to comply with restrictions on the distribution of the prospectus in jurisdictions outside of the United States.

Prospectus Summary, page 1

3.	We note your response to comment nine in our letter dated July 14, 2011. Please briefly describe the relationship between net loss and adjusted net income on page 3. To the extent you are utilizing the ANI metric to mitigate the effect of disclosure relating to your net losses, explain why ANI is an appropriate measure of performance for such purposes.

The Company discloses both net loss attributable to Oaktree Capital Group, LLC and adjusted net income, or ANI, on page 3 of Amendment No. 2 because management makes operating decisions and assesses the performance of its business based on financial and operating metrics and data that are presented without the consolidation of any funds.

As the Staff is aware, GAAP requires the Company to consolidate substantially all of its closed-end, commingled open-end and evergreen funds in its financial statements, notwithstanding the fact that the Company’s equity investment in those funds typically does not exceed 2.5% of each fund’s total equity interest. Accordingly, the Company’s consolidated financial statements reflect the assets, liabilities, investment income, expenses and cash flows of the consolidated funds on a gross basis, while the majority of the economic interests in those funds, which are held by third-party investors, are attributed to non-controlling redeemable interests in consolidated entities.

The components of revenues and expenses used in the determination of ANI do not give effect to the consolidation of the funds that the Company manages. In addition, on May 25, 2007, we undertook the May 2007 Restructuring for the purpose of effecting the 2007 Private Offering pursuant to Rule 144A under the Securities Act. The May 2007 Restructuring had significant effects on our reported financial results. In order for our Chief Operating Decision Maker to evaluate the financial performance of, and make resource allocations and other operating decisions for, our segment, ANI excludes: (1) non-cash equity compensation charges, (2) income taxes, (3) expenses that the Company or its Intermediate Holding Companies bear directly and (4) the adjustment for the OCGH non-controlling interest subsequent to May 24, 2007. Consequently, the Company believes that disclosure of net loss attributable to Oaktree Capital Group, LLC in the prospectus summary section is appropriately balanced by adding disclosure of the financial performance, ANI, of the Company’s one segment.

Conversion of Class C Units, page 10

4.	We note your response to comment 10 in our letter dated July 14, 2011. Please also disclose the number of Class A, Class C, and OCGH unitholders as of the end of each fiscal year beginning in 2008.

Please see the revised disclosure on page 208 of Amendment No. 2.

Risk Factors, page 17

Given our focus on achieving superior investment performance . . . . , page 17

5.	We partially reissue comment 14 in our letter dated July 14, 2011. As previously requested, please clearly disclose the existence of potential conflicts of interest that may arise as you execute the duties owed to Oaktree fund investors and those owed to Class A unitholders. Please also disclose the information provided in your supplemental response to comment 14.

Please see the revised disclosure on page 19 of Amendment No. 2.

We cannot assure you . . . . , page 46

6.	Please disclose with equal or greater prominence the three major categories of the statement of cash flows recognized in accordance with US GAAP when presenting adjusted operating cash flow (AOCF). Please refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

As noted in our response to the Staff’s comment 15 below, the Company has replaced its presentation of adjusted operating cash flow (“AOCF”) with distributable earnings in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.” Accordingly, the Company has replaced its presentation of AOCF on page 48 of Amendment No. 2 with distributable earnings for the corresponding periods in an effort to be responsive to this comment 6, comment 15 and the Staff’s comment 17 in your letter dated July 14, 2011. As net loss attributable to Oaktree Capital Group, LLC is the most directly comparable financial measure calculated and presented in accordance with GAAP to distributable earnings, we have included net loss attributable to Oaktree Capital Group, LLC on page 48 of Amendment No. 2 to respond to the Staff’s request.

Organizational Structure, page 59

7.	We note your disclosures about the various options OCGH unitholders have for exchanging their OCGH units for other instruments, namely Class C units, Class A units, and Oaktree Operating Group units. Please revise your disclosure to clarify the options OCGH unitholders have in terms of exchanging their OCGH units. Specifically, do OCGH unitholders that want to exchange their units have the option of selecting the Oaktree Operating Group units, Class C units, or Class A units, or do the OCGH units first convert into Oaktree Operating Group units, then Class C units, and then Class A units? Also, do the OCGH unitholders have to obtain Board approval for each exchange into each unit? Finally, is the Board’s right to exchange for cash only when the equity instrument in question is being exchanged into Class A units? Please ensure that your disclosure of the options OCGH unitholders have for exchanging their units throughout the Form S-1 provides the clarifying disclosures.

Please see the revised disclosure on pages 10, 12, 13, 42, 46, 52, 61, 65, 68, 69, 70, 180, 187, 193, 196, 205, 206, 222, 245, F-37, F-38, F-43 and F-70 of Amendment No. 2.

Our Manager, page 62

8.	We note your response to comment 22 in our letter dated July 14, 2011. In the first full paragraphs on pages 62 and 63, we note your statements that OCGH retains an 84.14% direct economic interest in the Oaktree Operating Group and that OCGH directly held approximately 84.73% of the outstanding Oaktree Operating Group units, respectively. Please explain this apparent inconsistency or reconcile your disclosure accordingly. Additionally, please revise your disclosure to clarify why you will cause Oaktree Operating Group to issue new Oaktree Operating Group units to you if you issue Class A units outside the type of exchange you describe in the first paragraph on page 63.

The Company advises the Staff that the 84.14% ownership figure was as of the effective date of the May 2007 Restructuring and the 2007 Private Offering whereas the 84.73% ownership figure is as of March 31, 2011, which has been updated to June 30, 2011 in Amendment No. 2. Please see the revised disclosure on pages 64 and 65 of Amendment No. 2 to clarify that the two figures are as of different dates. Additionally, please see the revised disclosure on page 65 of Amendment No. 2 to address the Staff’s second comment with respect to the reason new Oaktree Operating Group units may be issued.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Impact of the Economy and Financial Markets, page 74

9.	We note your statement that because of the early nature of Opps VIIb’s distribution period, it is unlikely that it will generate incentive income, other than tax distributions, in the coming quarters. Please revise this statement to clarify whether that means you do not expect to recognize the $1.2 billion in accrued incentives (fund level), or that you do anticipate recognizing this amount of incentive income during the distribution phase of Opps VIIb but not in the near future.

Please see the revised disclosure on page 78 of Amendment No. 2.

Understanding Our Results – Consolidation of Oaktree Funds, page 85

10.	Please disclose the specific funds that are consolidated during each of the three fiscal years presented and subsequent interim period.

Please see the revised disclosure on pages 87, 251 and 253 of Amendment No. 2.

Consolidated Results of Operations, page 89

11.	Please quantify the impact of the decline in advisory, director and certain other fees received in connection with your investment advisory services to your consolidated funds and the increase in management fees from the separately managed accounts for the March 31, 2011 interim period. Please refer to comment 36 in our letter dated July 14, 2011.

Please see the revised disclosure on pages 92 and 95 of Amendment No. 2.

12.	Please provide an explanation as to why there was a decline in advisory, director and certain other fees received in connection with your investment advisory services to your consolidated funds during the three-months ended March 31, 2011.

Please see the revised disclosure on pages 92 and 95 of Amendment No. 2.

13.	Please provide an explanation as to why the Power Funds II caused a decline in incentive income for the three-months ended March 31, 2011. Please also provide a similar analysis for each of the fiscal years presented.

Please see the revised disclosure on pages 92 and 95 of Amendment No. 2.

14.	Similar to your analysis of net realized gain on investments for the March 31 interim periods, please provide a discussion and analysis of the composition of net change in unrealized appreciation on investments and investment income (loss) for each period presented rather than just the change in amount recognized between the two periods presented. Please address this comment in the analyses for all three of these line items in your annual periods presented.

Please see the revised disclosure on pages 93, 94, 97, 99 and 102 of Amendment No. 2.

Segment Analysis, page 91

Liquidity and Capital Resources, page 112

15.	We note your response to comment 47 in our letter dated July 14, 2011, along with the additional disclosures provided. While we understand you are presenting this measure because it is used by management, adjusted operating cash flow does not appear to be a measure that is defined in a specific agreement that you are required to comply with. As such, we continue to have concerns as to how you determined this measure complies with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K. Please either provide us with a more comprehensive explanation as to how you determined this measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K, or remove the presentation of this measure.

The Company advises the Staff that it has removed the presentation of AOCF and has presented distributable earnings to comply with Item 10(e)(1)(ii)(A) of Regulation S-K. We use distributable earnings to measure our liquidity for purposes of operating our business, allocating resources and determining equity distributions from the Oaktree Operating Group. By excluding the results of our consolidated funds, which are not directly available to fund our operations or make distributions, and including our deemed realized investment income distributions, distributable earnings better aids us in measuring liquidity and resources that are actually available to operate our business.

Please see the revised disclosure on pages 48, 123 and 124 of Amendment No. 2.

16.	We note the additional disclosures you provided in response to comment 50 in our letter dated July 14, 2011. Please revise this disclosure to clarify what you mean by your statement that you are permitted to borrow up to an additional $146 million “outside of the facility.” If the $146 million is the amount of additional indebtedness you can enter into without violating covenants, please also disclose the amount of the $250 million revolving credit facility that is available for you to draw down on without violating any of your debt covenants. If the $146 million is the portion of the $250 million revolving credit facility you can draw down on without violating any debt covenants, please clarify this fact.

Please see the revised disclosure on page 124 of Amendment No. 2.

Executive Compensation, page 169

Compensation Discussion and Analysis, page 169

17.

We reissue comment 70 in our letter dated July 14, 2011. In the first paragraph on page 170, we note that compensation arrangements for each of your NEOs reflect certain individual factors. In the first full paragraph on page 174, we further note that Mr. Frank makes the final decisions regarding the compensation of your NEOs in his subjective discretion and that the size and terms of each equity or compensation arrangement is determined based on what Mr. Frank believes will best advance the interests of your company. As previously requested, please specifically discuss how you determine the amount of compensation to award each named executive officer. If the award depends on individual and corporate performance, please disclose the elements of individual and corporate performance Mr. Frank considered and discuss how Mr. Frank evaluated the results achieved to reach the amounts awarded the named executive officers. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K. For example, we note that Mr. Frank makes all final recommendations for equity-based awards based on an evaluation of each NEO’s individual contribution, the performance of the group which the NEO directs, and your overall profitability. We further note that the different grant sizes in 2010 are the result of an analysis of each NEO’s overall contribution to your business and a consideration of each NEO’s existing overall compensation. In this situation, we would expect to see a detailed discussion of the individual and corporate performance factors Mr. Frank considered and how the NEO’s overall compensation factored in making his recommendations regarding equity-based awards. For compensation elements where the amount awarded depends on a right to receive a portion of incentive income, management fees, or annual profits, please disclose the percentage amount for each NEO in 2010 and how you determined the applicable percentage amount.

Please see the revised disclosure on pages 179 and 181 through 184 of Amendment No. 2.

18.	We note that Mr. Frank makes all the final decisions regarding NEO compensation other than to himself. Please disclose how the company determined the amount to award Mr. Frank for each element of compensation and total compensation in 2010 and how the company will determine the amount of compensation to award Mr. Frank after the completion of the offering.

Please see the revised disclosure on pages 181 and 182 of Amendment No. 2.

Incentive Income, page 176

19.	We note that NEOs will receive a residual distribution of incentive income in the event of the NEO’s termination. Please move this discussion to the Potential Payments Upon Termination of Employment or Change in Control at 2010 Fiscal Year End section. Please also expand your incentive income residual distribution discussion to address the disclosure requirements in Item 402(j) of Regulation S-K.

The Company has considered the Staff’s comment. Upon further review of the Company’s incentive income arrangements, the Company has revised the discussion of incentive income in response to the Staff’s comment and moved the pertinent portion of that discussion to the heading captioned “Potential Payments Upon Termination of Employment or Change in Control at 2010 Fiscal Year End”

on pages 190 and 191 of Amendment No. 2. However, the Company respectfully submits that quantification under Item 402(j) of Regulation S-K of the NEO’s post-termination entitlement to receive continued distributions of such incentive income is neither appropriate nor possible. Quantification is not appropriate because the NEO’s right to retain all or a portion of his right to receive distributions of his incentive income upon termination merely allows that NEO to continue to share in future distributions of incentive income. Even if quantification were appropriate, it is nevertheless not feasible because the termination event does not trigger a determinable payment amount. A more traditional equity compensation arrangement which provides for vesting of stock options or restricted stock, for example, at the time of an executive’s termination easily allows for the identification of the number of options or shares that have vested at termination, which permits the issuer to quantify the spread between exercise price and market value in the case of options vesting on termination or the market value of the shares in the case of restricted stock that becomes vested on termination. However, these incentive income arrangements only entitle the NEO to continue to share in future distributions of incentive income when, as and if the underlying fund generates such income. The value to an NEO of being able to retain the right to continue to receive all or a portion of his rights to receive future distributions of incentive income is not quantifiable pursuant to Item 402(j) of Regulation S-K because it is not possible to determine what this future payment stream will be at the time of termination.

Please see the revised disclosure on pages 190 and 191 of Amendment No. 2 for a revised discussion of incentive income consistent with this response.

Director Compensation in 2010, page 182

20.	We note your disclosure that you compensate your outside directors through an annual cash retainer, but it appears that Mr. Pierson did not receive an annual cash retainer in 2010. In a footnote to the Director Compensation Table, please explain why Mr. Pierson did not receive a cash retainer or revise your disclosure accordingly.

Please see the revised disclosure on page 192 of Amendment No. 2.

Material U.S. Federal Tax Considerations, page 212

21.	In the first paragraph on page 212, we note that you state “[t]his discussion is necessarily general . . . .” Please note that this type of language may suggest that shareholders are not entitled to rely on the disclosure. Please revise your disclosure accordingly.

Please see the revised disclosure on page 224 of Amendment No. 2.

22.

We note that counsel has provided a short-form tax opinion (i.e., the text of counsel’s opinion is set forth in the prospectus rather than in the tax opinion exhibit) with respect to the material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of your Class A units.

Since counsel is providing a short-form opinion, please indicate in this section that this discussion is the opinion of counsel and identify counsel. Additionally, please revise your prospectus disclosure for the material U.S. federal income tax consequences to set forth counsel’s opinion as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon, set forth counsel’s opinion as to each identified tax item, cite relevant authority, and provide appropriate analysis. Since you must provide a firm conclusion regarding each material federal income tax consequence to investors, please use “will” instead of “may” or “should” when expressing opinions on these material U.S. federal income tax consequences. In this regard, please also avoid the word “generally” and do not use the phrase “it is not clear” when opining on material tax consequences. To the extent tax consequences are uncertain, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus.

Please see the revised disclosure on pages 59, 224, 225, 227, 229, 230, 231, 233, 234, 235, 236 and 238 of Amendment No. 2.

Consolidated Statements of Changes in Unitholders’ Capital, page F-7

23.	Your response to comment 81 in our letter dated July 14, 2011 indicates that you provided the required disclosure within the consolidated statements of changes in unitholders’ capital. Please note that the disclosure required by ASC 810-10-50-1A.d. is a separate disclosure item from this statement and does not appear to have been provided. Please refer to ASC 810-10-55-4M for guidance.

Please see the revised disclosure on pages F-35 and F-71 of Amendment No. 2.

2. Summary of Significant Accounting Policies, page F-9

Consolidation, page F-9

24.	We note the additional disclosures you provided in response to comment 84 in our letter dated July 14, 2011. Please clarify why none of the funds in which you hold a variable interest meet the definition of a VIE. Please refer to ASC 810-10-15-14 for guidance.

All of our funds were determined to be voting interest entities for consolidation purposes. The following is a summary of why the funds in which we hold variable interests are not considered to be variable interest entities pursuant to ASC 810-10-15-14:

•

With regard to ASC 810-10-15-14(a), the funds are capitalized with sufficient equity at risk to enable them to finance their activities without additional subordinated financial support. Our funds utilize leverage sparingly, if at all. The funds are established with substantially all (typically 100%) of the overall investments supported by partnership capital of such a nature that such partnership capital participates significantly in the profits and losses of the fund, is not financed by any affiliates of the fund and is considered to meet the definition of equity under generally accepted accounting principles.

•

The Oaktree entities that act as a general partner hold a partnership interest in the funds. The general partner has the ability to make decisions about a fund’s activities (i.e., voting control) and through their respective equity investments, the general partner and limited partners, as a group, have both an obligation to absorb losses and a right to receive residual returns from the funds. As a result, as a group, the holders of the equity investments at risk contain the characteristics of a controlling financial interest as specified in ASC 810-10-15-14(b).

•

With regard to ASC 810-10-15-14 (c), although characteristic (c) (1) is typically present, characteristic (c) (2) is not. The funds have multiple outside unrelated investors in addition to the general partner, thus, the funds’ activities are not conducted on behalf of any one investor that has disproportionately few voting rights. In certain limited circumstances, there are arrangements with individual limited partnership investors, but these are not arrangements in which substantially all of an entity’s activities involve or are conducted on behalf of an investor that has disproportionately few voting rights. These arrangements involve large investments from individual investors that may have more restrictive investment guidelines, different legal, tax or regulatory concerns, or other unique circumstances, but otherwise generally operate under similar terms and conditions as our typical limited partnerships.

Management fees, page F-13

25.	We note your response to comment 89 in our letter dated July 14, 2011. Please revise your penultimate sentence in the second paragraph under Management fees to clarify, if true, that the ancillary fees not paid directly by the consolidated funds have no impact to net loss attributable to Oaktree Capital Group, LLC, as the amounts are included in net income (loss) attributable to non-controlling redeemable interests in consolidated funds.

Please see the revised disclosure on page F-13 of Amendment No. 2.

26.	As previously requested in comment 89 in our letter dated July 14, 2011, please disclose your accounting policy for the recognition of revenue for ancillary fees not paid directly by the consolidated funds.

Please see the revised disclosure on page F-13 of Amendment No. 2.

Incentive income, page F-13

27.	Please disclose the amount of deferred incentive income recognized as a liability for each period presented.

Please see the revised disclosure on page F-14 of Amendment No. 2.

Incentive income compensation expense, page F-14

28.	We note your response to comment 92 in our letter dated July 14, 2011, in addition to the revised disclosures. Please further revise your disclosure to clarify, if correct, that the forfeiture and/or vesting provisions associated with the incentive income compensation arrangements are applicable to incentive income compensation that has not been recognized as an expense and/or has not yet been received by the employee. Please also revise your disclosures to clarify when the employee receives the incentive income compensation.

Please see the revised disclosure on page F-14 of Amendment No. 2. The Company confirms that forfeiture and/or vesting provisions associated with the incentive income compensation arrangements are applicable to incentive income compensation that has not been recognized as an expense and/or has not yet been received by the employee.

3. Investments, At Fair Value, page F-22

29.	We note the additional disclosure you provided in response to comment 95 in our letter dated July 14, 2011. Please include footnotes to the table to provide investors with a cross reference to where the corresponding gains and losses, both realized and unrealized, are discussed in more detail. Please also provide this disclosure in your interim financial statements given the significance of realized and unrealized gains (losses) to net income.

Please see the revised disclosure on pages F-24 and F-63 of Amendment No. 2.

7. Non-Controlling Redeemable Interests in Consolidated Funds, page F-34

30.	We note your response to comment 97 in our letter dated July 14, 2011. Please revise your footnote disclosure to provide investors with a reconciliation of the amounts recognized in the rollforward with the amounts recognized in your consolidated financial statements. Please also address this comment in your interim financial statements.

Please see the revised disclosure on pages F-34 and F-70 of Amendment No. 2. In response to the Staff’s comment, the Company has separately disclosed the impact of accrued distributions and foreign currency and other miscellaneous items from distributions and net income (loss) to provide investors a reconciliation to the amounts recognized in the consolidated financial statements.

8. Unitholders’ Capital, page F-35

31.	As previously requested, please include your computation of the allocation of net loss attributable to OCGH non-controlling interest in consolidated subsidiaries and noncontrolling interest in consolidated subsidiaries reflected within total equity for each period presented based on the respective ownership interests for the corresponding periods. This disclosure will allow investors to better understand the underlying reasons for the changes in these line items from period to period. Please also address this comment in your interim financial statements.

Please see the revised disclosure on pages F-36 and F-71 of Amendment No. 2.

10. Equity-Based Compensation, page F-36

32.	We note your reference to the use of a valuation report in determining the fair value of restricted OCGH units granted. Please tell us the nature and extent of the preparer of the valuation reports’ involvement and explain whether you believe the preparer of the valuation report was acting as an expert such that you must disclose the name of the preparer in the registration statement and obtain the preparer’s consent to be named.

The Company respectfully advises the Staff that management is responsible for determining the fair value of restricted OCGH units granted. Management carries out this responsibility by, among other things, commissioning valuation reports from an independent third-party valuation firm, whose standards and reputation we deem credible based on our knowledge of their professional qualifications, reputation and references. Furthermore, management reviews the valuation reports and assesses the reasonableness of assumptions, methodologies and the overall conclusion. For these reasons, we do not consider the preparer of the valuation reports to be acting as an expert such that we must disclose the preparer’s name and obtain consent.

33.	We note that the discount for lack of marketability started at 10% for grants made during fiscal year 2008 and has increased to 30% for grants made during fiscal year 2010. Please revise your disclosure to provide investors with an understanding of the specific factors that impacted the discount rate used for each of the three fiscal years ended December 31, 2010.

Please see the revised disclosure on page F-38 of Amendment No. 2.

34.	Please revise your disclosures regarding the assumptions used to estimate the value of the OCGH units granted to explain how you considered distributions prior to vesting. In this regard, we note your response to comment 68 in our letter dated July 14, 2011. Please also explain to us how you determined that a Black-Scholes option pricing model is appropriate based on the variability in distributions made each period. Please refer to ASC 718-10-55-2 and 718-10-55-18 for guidance.

The Black-Scholes analysis is not a primary component of our valuation; rather it is utilized only as a reference point to assess the reasonableness of the size of the discount taken. To avoid confusion, we have removed the references to the Black-Scholes option pricing model in our equity compensation disclosure.

Please see the revised disclosure on page F-38.

11. Income Taxes And Related Payments, page F-39

35.	We note your response to comment 100 in our letter dated July 14, 2011. While we understand that the foreign portion of income (loss) before income taxes is less than 5%, it remains unclear why disclosure of the domestic and foreign components of income (loss) before income taxes would not be meaningful information to investors. In this regard while foreign-based earnings are less than 5%, foreign income tax expense is 20.6% of current income tax expense and 18.9% of total income tax expense for fiscal year 2010. Further, we note that foreign taxes reduced the effective tax rate. As such, investors may be interested in this difference in allocation. In addition to disclosing the allocation of income (loss) before income taxes between domestic and foreign, please also provide investors with a discussion and analysis within MD&A about the differences between foreign pre-tax earnings (loss) to total pre-tax versus total foreign income tax expenses to total income tax expense.

Please see the revised disclosure on pages 90 and F-41 of Amendment No. 2.

36.	We note your statement that you have determined that all deferred tax assets will be realizable in future periods. Considering you have recognized net losses attributable to OCGH non-controlling interest and attributable to Oaktree Capital Group, LLC for each fiscal year presented, there is a concern that investors may not understand how you reached this conclusion regarding your deferred tax assets. As such, please include additional disclosures that fully explain to investors how you determined that your deferred tax assets will be realizable in future periods. Please refer to the information you provided to us in your response to comment 51 in our letter dated July 14, 2011 regarding your assessment of the realizability of your deferred tax assets.

Please see the revised disclosure on page F-42 of Amendment No. 2.

37.	Please revise your disclosure for the tax receivable agreement to disclose your accounting policy for recognizing your liability under this agreement. Please also tell us the specific reference to the authoritative literature that supports your accounting policy.

The Company advises the Staff that we believe the best measure of our liability under the tax receivable agreement is an undiscounted amount to correspond to the undiscounted deferred tax asset resulting from the step-up in asset value in accordance with ASC 740-10-25. We also believe that the charge arising from the establishment of the initial liability should be accounted for in a manner consistent with the accounting for the establishment of the initial deferred tax asset under ASC 740 (previously EITF 94-10), as an equity transaction with any subsequent change in both the deferred tax asset and corresponding liability under the tax receivable agreement reflected in income.

Please see the revised disclosure on pages F-43 of Amendment No. 2.

17. Subsequent Events, page F-50

38.	We note the additional disclosure you provided in response to comment 107 in our letter dated July 14, 2011. Please further revise your disclosure to state the date through which subsequent events have been evaluated for the reissued financial statements. Please refer to ASC 855-10-25-4 and ASC 855-10-50-1 for guidance. Please also refer your auditors to AU Section 530 and paragraph 9 of AU Section 560 with regards to their report.

The Company respectfully submits that it has considered its obligations in accordance with ASC 855-10-25-4 and has evaluated events occurring between the time the financial statements were available to be issued (June 16, 2011) and the time the financial statements were available to be reissued to avoid the reissued financial statements from being misleading. In connection with Amendment No. 1 to Form S-1, we do not believe that our financial statements met the definition of “revised financial statements” as defined in ASC 855-10-20 Master Glossary, and, consequently, we have not included the additional disclosure required by ASC 855-10-50-4.

Please see the revised disclosures on page F-52 of Amendment No. 2.

Exhibit 5.1 – Legal Opinion of Simpson Thacher & Bartlett LLP

39.	Please note that this opinion as currently drafted does not meet the requirements established in Item 601(b)(5)(i) of Regulation S-K. Please arrange for counsel to opine that the company units will be legally issued, fully paid and non-assessable and that the selling shareholder units are legally issued, fully paid and non-assessable.

The Company acknowledges the Staff’s comment and intends to respond supplementally to the Staff’s comment.

40.	We note that counsel has limited its opinion to the Delaware Limited Liability Company Act. Please either confirm that in doing so counsel also means all Delaware statutes and Delaware court decisions that affect the interpretation of the Delaware Limited Liability Company Act or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

In our capacity as Company’s counsel, we confirm that in limiting our Exhibit 5.1 opinion to the Delaware Limited Liability Company Act, we include in that body of law the applicable statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing. We will file an executed version of our Exhibit 5.1 opinion with exact unit numbers before we ask the Staff to declare the Registration Statement effective and such opinion will include revised language reflecting the forgoing.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Tracey Houser

Jeanne Baker

Jessica Kane

Oaktree Capital Group, LLC

Todd E. Molz

Sullivan & Cromwell LLP

Patrick S. Brown